

April 2, 2015

Via E-mail
Shai N. Gozani, M.D., Ph.D.
Chief Executive Officer
NeuroMetrix, Inc.
1000 Winter Street
Waltham, Massachusetts 02451

> **Re:** **NeuroMetrix, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed March 26, 2015**
> **File No. 333-188133**

Dear Dr. Gozani:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement

1. Please amend your filing to include all information other than that which can be omitted per Rule 430A. We note for example that you do not disclose the number of shares underlying the offered warrants and that you do not disclose information, like use of proceeds, based on a *bona fide* estimate of the of the warrant exercise price. Please see comment 1 in our letter to you dated August 7, 2013 and Section II.A.7 of Release 33-6714 (May 27, 1987).

Use of Proceeds, page 30

2.   Please reconcile your disclosure following the list of bullet points of this section regarding selling various percentages of the offering with your disclosure on page 64 that this is a firm-commitment offering. In this regard, we note the statements in your prospectus that you are offering "up to" the disclosed number of shares and your disclosures like on pages 7 and 12 assuming that you sell the maximum amount of securities registered for sale; please ensure that your disclosure throughout your prospectus is consistent with the type of offering that you disclose on page 64.

3.   Please disclose the approximate amount of proceeds that you currently intend to use for each purpose identified in your last bullet point of this section. See comment 4 in our letter to you dated May 13, 2013.

Undertakings, page II-2

4.   Please include the undertaking required by Regulation S-K Item 512(a)(5)(ii). See comment 2 in our letter to you dated November 1, 2013.

Exhibits

5.   Please file the omitted exhibits. See comment 1 in our letter to you dated August 7, 2013.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Megan N. Gates, Esq.